18005382

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69476

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Luminex Trading & Analytics LLC, 157 Seaport Blvd, Suite P3

(No. and Street)

Boston (City) MA (State) 02210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Irene Bilodeau 617-297-9165

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers

(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED

FEB 28 2018

DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

We, Jonathan A. Clark and Irene Bilodeau, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Luminex Trading & Analytics LLC, as of December 31, 2017, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature
Jonathan A. Clark

President & CEO
Title

Signature
Irene M. Bilodeau

Corporate Controller & Financial Officer
Title

Subscribed and Sworn to before me
on this 27th day of February, 2018

Notary Public

JAMES C. DOLAN
Notary Public
Commonwealth of Massachusetts
My Commission Expires
November 11, 2022

LUMINEX TRADING & ANALYTICS LLC

TABLE OF CONTENTS

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Luminex Trading & Analytics LLC:

Opinion on the Financial Statement - Statement of Financial Condition

We have audited the accompanying statement of financial condition of Luminex Trading & Analytics LLC (the "Company") as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2018

We have served as the Company's auditor since 2015.

PricewaterhouseCoopers LLP, 300 Madison Avenue New York, NY 10017
T: 646-471-3000, F: 813-286-6000, www.pwc.com

LUMINEX TRADING & ANALYTICS LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
(Dollars in thousands)

ASSETS		
Cash and cash equivalents	$	24,532
Interest receivable		27
Receivable from clearing broker		244
Furniture and office equipment, net of accumulated depreciation of $603		61
Software, net of accumulated amortization of $1,095		1,967
Other assets		545
Total assets	$	27,376
LIABILITIES		
Accrued expenses and other liabilities		1,582
Total liabilities		1,582
COMMITMENTS AND CONTINGENCIES		
MEMBERS' EQUITY		
Members' equity		25,794
Total liabilities and members' equity	$	27,376

(Dollars in thousands)

1. Organization:

Luminex Trading & Analytics LLC (the "Company"), is majority owned by Fidelity Management & Research, LLC (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The principal business of the Company is to provide an alternative equity trading venue to its members. The Company clears all customer transactions through National Financial Services LLC ("NFS"), an affiliated registered broker-dealer, on a fully disclosed basis. As an introducing broker, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and therefore claims an exemption from the provisions of Rule 15c3-3 pursuant to section (k)(2)(ii) under the Securities Exchange Act of 1934.

The Company is an affiliate of the Parent by virtue of the Parent's 60.8% ownership stake in the Company; the Parent is also a subscriber as a client of Luminex services. The remaining equity of 39.2% is owned by eight buy side asset management companies, who are also customers of the Company.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities, as well as the reported amounts of revenues and expenses. Actual results could differ from the estimates included in the financial statements.

Cash and Cash Equivalents

For the purposes of reporting cash flows and amounts in the statement of financial condition, the Company defines cash and cash equivalents as cash on hand, money market funds, demand deposits, and time deposits with maturities less than 60 days. The Company's policy is to invest excess cash into money market funds. The money market is a highly liquid open-end mutual fund that invests in short-term investment grade securities.

Furniture and Office Equipment

Furniture and office equipment is stated at cost of $664 less accumulated depreciation of $603 at December 31, 2017. Depreciation is computed using the straight-line method based on estimated useful lives of three to five years. Maintenance and repairs are charged to expense when incurred. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized.

The long-lived assets in the statement of financial condition are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. When the long-lived asset is not expected to provide any service potential, the asset is reduced to its net realizable value and a charge against income is recorded. The Company did not record an impairment in 2017.

(Dollars in thousands)

Software

The Company capitalizes certain costs attributed to software enhancements to the Luminex trading platform, with amortization beginning on the date associated with the installation. Amortization is computed using the straight-line method based on estimated useful lives of three years. The Company reviews the amounts capitalized for impairment whenever any events or changes and circumstances indicate that the carrying amounts of assets may not be recoverable. At December 31, 2017, software was $3,062 with accumulated amortization of $1,095.

Income Taxes

The Company is subject to flow-through treatment for federal income tax purposes, which generally allows taxable income, deductions and credits to flow directly to the Company's ownership consortium members. All members are individually responsible for reporting their share of the Company's income or loss. Interest, dividends and other income realized by the Company from non-U.S. sources and capital gains, realized on the sale of securities of non-U.S. issuers, may be subject to withholding and other taxes levied by the jurisdiction in which the income is sourced. The Company reports on the accrual basis for financial statement and tax purposes.

The Company has reviewed the tax positions for all open tax years, based on the statutes of limitations for tax assessments which vary by jurisdiction (if applicable) and has concluded that no provision for income taxes is required. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdiction, where applicable. As of December 31, 2017, the tax years that remain subject to examination by the major tax jurisdiction under the statute of limitations are from the year 2015 forward (with limited exceptions). The potential tax liability is also subject to ongoing interpretation of laws and taxing authorities.

Recent Accounting Pronouncements

Leases

In February 2016, the FASB issued ASU 2016-02, Leases. This guidance requires a lessee to account for leases as finance or operating leases and results in the lessee recognizing a right-of-use asset and a corresponding lease liability on the balance sheet. There will be differing methodologies for income statement recognition. The guidance is effective for fiscal years beginning after December 31, 2018. At this time the Company is evaluating the impact this guidance will have on the financial statements.

3. Commitments and Contingencies:

Leases

The Company leases office space under noncancelable operating leases that expire over various terms. Rent expense is recognized on a straight-line basis over the applicable lease term. Future minimum commitments for leases is $95 for the year of 2018 and $28 for the year of 2019.

Litigation

In the normal course of business, the Company may be named as a defendant in legal actions and is subject to regulatory inquiries. The Company reviews such matters on a case by case basis and records reserves if a

(Dollars in thousands)

loss is probable and the amount of the loss can be reasonably estimated. There were no outstanding legal matters as of December 31, 2017.

Credit risk

The Company has exposure to credit risk, through indemnification provisions in the clearing agreement, associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions that can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by clients in these situations. The Company, through its clearing broker, seeks to control the aforementioned risk by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines, if applicable. NFS monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral, or reduce positions, when necessary. In addition, the Company has a policy of reviewing the credit standing of each client with which it conducts business.

Guarantees

A guarantee is a contract that contingently requires the Company to pay a third party based on changes in an underlying asset, liability or capital security of the guaranteed party. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on its experience, the Company expects the risk of loss to be remote.

4. Regulatory Requirements:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of FINRA and other principal exchanges on which it is licensed to transact business. The Company is following the basic method which requires the maintenance of minimum net capital at an amount equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2017, the Company had net capital of $22,997 which exceeded its minimum requirement by $22,892.

5. Transactions with Affiliated Companies:

The Company has entered in an agreement with the related party NFS for clearing services on trading transactions starting on January 15, 2015 for a five (5) year term expiring January 14, 2020, and will be charged according to contractual terms for equity clearance execution charge per allocation and correspondent charges for mailing, verifications, insurance and other as agreed upon in the contract. The Company entered into a separate perpetual software license agreement with NFS starting January 20, 2015 for software usage which the Company can terminate upon written notice to NFS. The Company has entered into an occupancy lease with the related party, the Parent, which is currently expiring April 30, 2019 with a required 6-month notice. The Company has entered into a master service agreement with NFS which has three types of designated service for NFS to provide technology and maintenance support of hardware and software.

(Dollars in thousands)

The Company has transactions with related party affiliate J. P. Morgan Chase NA ("JPM") for corporate banking and money market services for cash and cash equivalents of $24,532. The Company holds $244 receivable from affiliated clearing broker.

Accrued expenses of related parties include transactions totaling $402.

6. Employee Benefit Plans:

Luminex participates in the corporate provided 401(k) plan which is a qualified plan that may provide for discretionary contribution or a matching contribution each year.

As of 12/31/2017, Luminex has finalized a non-qualified deferred compensation Long Term Incentive Plan, which will be paid out on 12/31/2019 in the amount of $600.

7. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017 and through February 27, 2018, the date the financial statements were issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report, or would be required to be recognized in the financial statements as of December 31, 2017.